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       [Sample Commitment Letter. Substantially similar letters have been executed by Jefferson-Pilot Life Insurance Company, Lincoln National Investment Management and Ohio National Life Insurance.]


                                Lloyd E. Campbell
                                Managing Director
                               Investment Banking

January 19, 1999

Allstate Life Insurance Company
3075 Sanders Road, STE G3A
Northbrook, IL  60062-7124

Re:      The Pep Boys - Manny, Moe & Jack
         $75,000,000 ___% Senior Notes due 20__

Attn.:   Mr. Jerry D. Zinkula
         Senior Portfolio Manager

This is to confirm our understanding that you will purchase from the issuer, The Pep Boys - Manny, Moe & Jack (the "Company"), $15,000,000 principal amount of a proposed issue of $75,000,000 __% Senior Notes due 2009 at one hundred percent (100%) of par. Confirming our understanding with regard to the coupon, the interest rate will be fixed at a spread of three hundred and ten basis points (+310 bps) over the on-the-run ten (10) year United States Treasury. Your purchase is subject to the negotiation and execution of a note purchase agreement and related documentation mutually satisfactory to you and the Company.

The terms of the issue will be substantially as outlined in the Summary of Proposed Terms dated January 15, 1999.

Mr. David A. Stagliano (212-530-5368) of the law firm Milbank, Tweed, Hadley & McCloy has been selected to act as independent counsel for the purchasers, and the Company has agreed to pay their fees and disbursements. Counsel is engaged in revising the Note Purchase Agreement and copies will be sent to you for examination in the next day or two.

You have advised us that these securities are to be acquired by you, for your own account, for other accounts with respect to which you have sole investment discretion or for the accounts of the investors identified below, for investment and not with a view to the distribution or resale thereof, and that you and any other such accounts have no present intention of distributing or reselling such securities, subject nevertheless to any requirement of law that the disposition of your property shall at all times be and remain within your control.

We would appreciate you confirming the foregoing by signing and returning the enclosed duplicate copy of this letter to the

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attention of the undersigned at Credit Suisse First Boston Corporation, 11
Madison Avenue, New York, New York 10010.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

As agent for The Pep Boys - Manny, Moe & Jack

By:____________________
   Lloyd E. Campbell
   Managing Director

CONFIRMED:

[              ]

By:__________________
         Title:

Please list the names of the purchasers for whom you are acting as agent and with respect to whom you do not have sole investment discretion, and the principal amounts of the purchases to be made by them respectively.